Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated May 7, 2008 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of three new accounting standards), relating to the consolidated financial statements of McKesson Corporation and subsidiaries, and the effectiveness of McKesson Corporation’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of McKesson Corporation and subsidiaries for the year ended March 31, 2008, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

San Francisco, California

February 6, 2009